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Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief
David Edgar, Senior Staff Accountant
Kathleen Collins, Accountant Branch Chief

Re:	Zeta Global Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 10, 2021
File No. 333-255499

Ladies and Gentlemen:

On behalf of our client, Zeta Global Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 14, 2021, relating to the Company’s Amendment No. 1 to the registration statement on Form S-1 submitted on April 26, 2021 (the “Registration Statement”).

The Company has further amended the Registration Statement via Amendment No. 2 to the Registration Statement (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been separately filed with the Commission.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

May 20, 2021

Amendment No. 1 to Form S-1 filed May 10, 2021 Prospectus Summary, page 8

1.

You state that one of your growth strategies is to acquire new customers. Please revise, both here and in your MD&A Overview section, to disclose the actual number of customers for each period presented and discuss the reason(s) for the steadily declining trend in this measure.

Response: The Company has revised the Amendment on pages 8, 56 and 86 with respect to its growth strategy and customers. The Company’s growth strategy is focused on the acquisition of scaled customers and increasing the spend of existing scaled customers. As a result, the Company has revised its disclosure to provide more information regarding scaled customers and scaled customer ARPU for each period presented. The Company has revised the disclosure on page 58 of the MD&A Overview and on page 91 to disclose the total number of scaled customers on a period over period basis and to discuss trends regarding scaled customer count and scaled customer ARPU for the year ended December 31, 2020 and the three months ended March 31, 2021 as compared to each of the corresponding prior periods. Additionally, on pages 20 and 58, the Amendment discloses total scaled customers and the percentage of revenue that scaled customers represent.

The Company has also revised its disclosure to remove the total customer metric from the Prospectus Summary, given that non-scaled customers constituted only 4% and 5% of total revenue for the periods ended December 31, 2020 and December 31, 2019, respectively. The Company supplementally advises the Staff that management does not view its total number of customers as a significant metric for monitoring Company growth and performance because substantially all of the Company’s revenue derives from scaled customers. For additional context, the Company has included on page 91 a reference to its total customer count. In all other respects, the disclosure in the Amendment generally refers to scaled customers based on their relevance to the Company’s growth strategy.

Summary Consolidated Financial and Operating Information, page 15

2.

Considering there are numerous adjustments that will impact your pro forma net loss per share calculations, please revise note (2) to include a reconciliation of the numerator and denominator used in such calculation.

Response: The Company has revised the Amendment on page 17 to include a reconciliation of the numerator and denominator used in pro forma net loss per share calculations. The Company advises the Staff that the corresponding metrics will be included in a subsequently filed amendment.

Risk Factors Our amended and restated certificate of incorporation will provide, subject to certain exceptions, that (i) the Court of Chancery …, page 42

3.

As requested in prior comment 4, please disclose that there is uncertainty as to whether a court would enforce an exclusive federal forum provision for Securities Act claims. Also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has revised the Amendment on page 44 to disclose (i) that there is uncertainty as to whether a court would enforce an exclusive federal forum provision for Securities Act claims and (ii) that stockholders cannot waive compliance with the federal securities laws and rules and regulations thereunder.

May 20, 2021

4.

In response to prior comment 5, you disclose that the exclusive forum provision does not apply to claims arising under the Exchange Act “to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.” As noted in prior comment 5, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Therefore, please clearly state, as you do in the provision in your amended and restated certificate of incorporation, that the exclusive forum provision does not apply to claims arising under the Exchange Act.

Response: The Company has revised the Amendment on page 44 to (i) remove the qualifier “to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law” and (ii) clearly state that the exclusive forum provision does not apply to claims arising under the Exchange Act.

Use of Proceeds, page 45

5.

As requested in prior comment 6, please disclose the total amount of offering proceeds that your officers and directors will receive in connection with the Restricted Stock Repurchase, the Class A Stock Repurchase and the Stock Cancellation.

Response: The Company has revised the Amendment on pages 46 to 47 to disclose the total amount of offering proceeds that officers and directors will receive in connection with the Restricted Stock Repurchase, the Class A Stock Repurchase and the Stock Cancellation transactions (which the updated disclosure in the Amendment now describes on page 49 as the Tax Withholding Repurchase and the Stock Repurchase).

Capitalization, page 49

6.

We note that the pro forma capitalization information now assumes the “Warrant Exercise.” Please tell us how you determined that the exercise of warrants is probable. In this regard, clarify whether you have received firm commitments from the warrant holders of their intent to exercise. Refer to Article 11-01(a)(8) of Regulation S-X.

Response: The Company advises the Staff that each warrant holder has signed and delivered to the Company an irrevocable warrant exercise notice. The Company has revised the disclosure on page 127 of the Amendment to indicate that such notices have been delivered.

7.

Please revise to include a quantified discussion regarding the vesting of restricted stock awards and related compensation expense in the introductory section of this table rather than as a footnote to the table.

Response: The Company has revised the disclosure on page 49 of the Amendment to include a quantified discussion regarding the vesting of restricted stock awards and related compensation expense in the introductory section of the table.

May 20, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Metrics, page 56

8.

Please tell us and revise to disclose net revenue retention rate, scaled customers and scaled customer ARPU for March 31, 2021. Alternatively, tell us the performance metrics you use on a quarterly basis to manage the business and include a quantified discussion of such measures.

Response: The Company has revised pages 58 and 59 of the Amendment to disclose scaled customers and scaled customer ARPU for March 31, 2021.

The Company has not included quarterly net revenue retention rate (“NRR”) in the Amendment because management neither views quarterly NRR as a key performance metric nor reviews NRR on a quarterly basis due to the seasonality of the Company’s business and the limited utility of quarterly NRR in managing the Company’s business. The Company supplementally advises the Staff that for the quarterly period and the trailing twelve months ended March 31, 2021, scaled customer NRR was [***]% and [***]%, respectively.

Business, page 75

9.

We note your response to prior comment 1, but are unable to locate your proposed disclosure of the number of Fortune 100 customers in 2020 that were scaled customers generating $100,000 to $1 million in revenue or more than $1 million in revenue. Also, to the extent you continue to disclose the number or percentage of Fortune 100 companies that are your customers, please disclose the percentage of revenue generated from these customers for each period presented to add context to this information

Response: The Company has revised the Amendment on pages 78 and 91 to disclose of the number of Fortune 100 customers that were scaled customers, including the number of scaled customers generating $100,000 to $1 million in revenue and more than $1 million in revenue, as well as the Company’s percentage of revenue generated from Fortune 100 customers that were scaled customers, for each period presented in the Registration Statement.

Certain Relationships and Related Party Transactions Restricted Stock Repurchase Treatment of Directors’ Restricted Stock in Connection with this Offering, page 117

10.

Please disclose the number of restricted stock awards that will immediately vest for each officer and director in connection with the offering. In addition, disclose the number of restricted stock awards that the company will purchase from Mr. Niehaus and his affiliates and the aggregate purchase price.

Response: The Company has revised the disclosure on page 116 of the Amendment to disclose the number of restricted stock awards that will immediately vest for each officer and director in connection with the offering. The Company supplementally advises the Staff that it will not repurchase from Mr. Niehaus or his affiliates any restricted stock awards, and the Company has revised the disclosure on page 119 of the Amendment accordingly.

May 20, 2021

Notes to Interim Consolidated Financial Statements Note 11. Stock-Based Compensation, page F-59

11.

Please revise to disclose the incremental compensation cost resulting from the modification. Refer to ASC 718-10-50-2(h)(2)(iii). Also, considering the significant increase in your unrecognized compensation expense resulting from this modification and the impact on your future operations, revise to include a discussion in your MD&A Overview section regarding the additional compensation that will be recognized upon effectiveness and the potential impact to your future results of operations for the share- based compensation that will be recognized in future periods, if material.

Response: The Company has revised the disclosure in the Amendment to provide (i) the incremental compensation cost resulting from the modification on page F-60; and (ii) a breakdown in the MD&A Overview reflecting how stock based compensation will be recognized and a description of the impact on future operations on pages 56 and 61.

*  *  *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

Enclosures

cc:	David A. Steinberg, Zeta Global Holdings Corp.

Christopher Greiner, Zeta Global Holdings Corp.

Steven B. Vine, Zeta Global Holdings Corp.

Marc D. Jaffe, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP